SEALSQ Corp, a member of the WISeKey Group, Signs a Share Purchase Agreement to Acquire 100% of IC'ALPS

Geneva, Switzerland – May 27, 2025 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules - WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey" or "the Company”), a global leader in cybersecurity, digital identity, and IoT technologies, today announced the signing of a Share Purchase Agreement (“SPA”) between SEALSQ Corp (“SEALSQ”), , a leading developer and provider of Semiconductors, PKI, and Post-Quantum technology hardware and software solutions, a member of the WISeKey Group of Companies, and the shareholders of IC’ALPS SAS (the “Sellers”)1, an Application-Specific Integrated Circuit (“ASIC”) design and supply specialist based in Grenoble, France (“IC’ALPS”) for the acquisition of 100% of the share capital and voting rights of IC’ALPS(“the Acquisition”).

The SPA is the result of a period of exclusive negotiations between SEALSQ CORP and the Sellers, announced by SEALSQ on February 27, 2025. The main terms and conditions of the SPA announced by WISeKey on May 22, 2025 remain applicable. The proposed strategic Acquisition is now solely subject to the satisfaction of certain closing conditions including among others, approval of the Acquisition by the French Ministry of the Economy in accordance with articles L.151-3 and R.151-1 et seq of the French Financial and Monetary Code (code monétaire et financier).

The Transaction is expected to be completed in the third quarter of 2025, subject to satisfying the conditions to closing, including the necessary regulatory approval by the French Ministry of the Economy.

About IC’ALPS:

IC’ALPS is your one-stop-shop ASIC partner. Based in France (HQ in Grenoble, two design centers in Grenoble and Toulouse), the company provides customers with a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to the management of the entire production supply chain. Its 100+ engineers’ areas of expertise include analog, digital and mixed-signal circuits (sensor/MEMS interfaces, ultra-low power consumption, power management, high-resolution converters, high voltage, signal processing, ARM and RISC-V based multiprocessors architectures, hardware accelerators) on technologies from 0.18 µm down to 1.8 nm, and from multiple foundries (TSMC, Global Foundries, Tower Semiconductor, X-FAB, STMicroelectronics, Intel Foundry, etc.). The company is active worldwide in medical, industrial, automotive, IoT, IA, mil-aero, and digital identity & security sectors. IC’ALPS is ISO 9001:2015, ISO 13485:2016, EN 9100:2018, Common Criteria certified, IATF16949-ready, member of TSMC Design Center Alliance (DCA), Intel Foundry Accelerator Design Services Alliance and Value Chain Alliance (DSA & VCA), ams Osram Preferred Partner and X-FAB’s partner network.

More information: www.icalps.com and  https://www.linkedin.com/company/ic-alps

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1 The Sellers are Doliam SA, Mrs. Lucille Engels and Mr. Jean-Luc Triouleyre.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the actual adjustments that arise upon conversion of the financial information of IC’ALPS to US GAAP in relation to net sales, operating expenses and income tax income in the income statement for twelve months ended December 31, 2024 and 2023, and in relation to intangible assets, current liabilities, and pension and debt liabilities in the balance sheet as at December 31, 2024 and 2023, in comparison with the French GAAP ; the entering into of definitive documents, the authorization by French regulatory authorities and the successful closing of the Acquisition; and the risks discussed in WISeKey’s filings with the SEC. Risks and uncertainties are further described in reports filed by WISeKey with the SEC.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com